Exhibit 99.1

FOR IMMEDIATE RELEASE

Surna Reports Q1 2017 Results

May 15, 2017 – Boulder, Colorado – Surna, Inc., a manufacturer of a proprietary line of optimized lighting, environmental control and air sanitation systems for state-regulated cannabis cultivation facilities as well as traditional indoor agricultural facilities (“Surna” or the “Company”) (OTCQB: SRNA), announced today operating and financial results for the three months ended March 31, 2017. The Company will not be hosting a conference call following the release of its financial results.

Results of Operations

Revenue for the three months ended March 31, 2017 was approximately $1,593,000 compared to $2,498,000 for the three months ended March 31, 2016, a decline of $905,000, or 36%. The decline in revenue was primarily due to: (i) the restructuring of our policies to secure sales contracts at an earlier stage which was not in place in Q1 2016, and (ii) the heightened uncertainty of the cannabis industry following the recent U.S. presidential election.

Cost of revenue decreased by 17% from $1,410,000 for the three months ended March 31, 2016 to approximately $1,165,000 for the three months ended March 31, 2017. The gross margin decreased by seventeen percentage points from 44% for the three months ended March 31, 2016 to 27% for the three months ended March 31, 2017. The fixed cost component represents engineering, manufacturing and project management salaries and benefits, which totaled approximately $294,000, or 18% of total revenue, for the three months ended March 31, 2017 as compared to $332,000, or 13% of total revenue, for three months ended March 31, 2016. The variable cost component represents our cost of equipment, outside engineering costs, shipping and handling, travel and warranty costs, which total approximately $871,000, or 55% or total revenue, in the three months ended March 31, 2017 as compared to $1,078,000, or 43% of total revenue, in the three months ended March 31, 2016.

Our standard controlled environment agriculture project consists of small chillers, fan-coils, and dehumidifiers, the major equipment items which we manufacture. Other required equipment items typically consist of large chillers, pumps, air separators and expansion tanks, which we purchase from outside vendors. We believe our core competency is to provide integration services for these equipment items delivering a fully engineered, turn-key, single-source solution to our customers.

This integrated solution can create gross profit margin fluctuations depending on project design and the mix between our proprietary equipment, which typically generates a higher gross profit margin, and the equipment manufactured by outside vendors, which has a lower gross profit margin. Further, quarterly fluctuations in gross profit margins can occur based on the timing of a project’s needs for our manufactured equipment versus third party manufactured equipment.

Operating expenses increased by 41% from $724,000 for the three months ended March 31, 2016 to approximately $1,018,000 for the three months ended March 31, 2017. For the three months ended March 31, 2017, we incurred $136,000 in non-cash compensatory expenses, compared to non-cash compensatory expenses of $3,000 for the three months ended March 31, 2016.

The most significant component of our increased operating expenses in the three months ended March 31, 2017 were selling, general and administrative expenses (“SG&A expenses”). SG&A expenses increased by $249,000, or 44%, from $569,000 for the three months ended March 31, 2016 to $818,000 for three months ended March 31, 2017. The increase in SG&A expenses for the three months ended March 31, 2017 is due primarily to the following: (i) increased personnel-related costs of approximately $184,000, including a non-cash stock-based retention bonus paid to our new chairman of our board of approximately $131,000, (ii) increased travel cost of approximately $16,000, and (iii) increased investor and public relations costs of approximately $66,000. These increases were offset by decreases in the following; (i) our SG&A expenses related to outside sales commissions, which decreased by approximately $24,000, and (ii) our provision for bad debt for the three months ended March 31, 2017 which was zero compared to the March 31, 2016 provision of approximately $41,000.

 Overall, we realized a net loss of approximately $1,001,000 for three months ended March 31, 2017 as compared to a net loss of approximately $746,000 for three months ended March 31, 2016, an increase $255,000, or 34%.

Regulatory Changes are Leading Indicator for New Facility Construction

The demand for our products and services is primarily based on the new construction of cannabis cultivation facilities in the U.S. and Canada.

Recent and anticipated regulatory changes involving medicinal and/or recreational cannabis use in various jurisdictions, such as California, tends to be a leading indicator for the granting of licenses for new facility construction.

For 2017, we are focused on new facility construction in California, where recreational cannabis use was approved in November 2016, and in Canada, where federal legalization legislation has been introduced and recreational cannabis use appears to be gaining support.

Contract Milestones and Revenue Model

While our typical project sales contract is non-cancellable, there are risks that we may not realize the full contract value in a timely manner, or at all. Completion of a sales contract is dependent upon our customers’ ability to secure, license and build their growing facility and take possession of the equipment.

In order to address these risks, we have three key milestones built into our contracts:

●	First, we provide our customer with engineering plans for which we require an upfront deposit before we begin our services. In many cases, the engineering phase is done as part of the license application or building permit process, represents on average approximately 10% of the total contract value, and takes approximately four to six weeks to complete. We previously required a larger initial deposit that covered engineering and initial equipment items, however, beginning in early 2017, we began offering our customers a lower initial deposit for engineering only. Our strategy is to lock in the sales contract and commence the engineering portion of the project earlier, which is important for a number of reasons: (i) we can assist our customers with their engineering and design plans as part of their licensing application process, (ii) we are better positioned to lock in our technology for the project at an earlier stage, and (iii) we are able to help reduce the customer’s time to market.

●	Second, upon completion of the engineering phase, it may take our customer on average five months to complete the facility build-out, with possible delays due to financing or other aspects which are beyond our control. Customer delays in obtaining financing and completing facility build-out make the timing of completion of our sales contract unpredictable. For our protection, before we begin manufacturing our proprietary equipment items, we require an upfront deposit.

●	And third, the last phase of our contract involves procurement and drop-ship delivery of third party manufactured equipment items, which we undertake only upon payment of the third and final deposit.

Sales Contract Backlog

As of March 31, 2017, we had executed project sales contracts with a total unearned contract value of approximately $3,790,000 (“Q1 2017 backlog”), of which approximately $2,279,000 was attributed to sales contracts entered into in the three months ended March 31, 2017 and the remaining $1,511,000 attributed to prior quarters.

About 78% of the Q1 2017 backlog is attributed to projects for which we have not received a further deposit on our proprietary equipment and, as a result, there are potential risks of project cancellation or delays. Further, a substantial portion of our Q1 2017 backlog is not expected to be recognized as revenue until the second half of 2017.

In April, we entered into a sales contract with a customer with a contract value of approximately $1,300,000 for which we have not completed the engineering phase. Accordingly, this contract carries the potential risk of non-completion due to the early stage of this project.

We continue to remain focused on increasing our sales contract backlog and quoting larger projects in an effort to position us for incremental revenues in the second half of 2017, but it is difficult for us to predict when we will recognize project revenue.

Balance Sheet; Capital Requirements

We had working capital (current assets in excess of current liabilities) of approximately $43,000 as of March 31, 2017 as compared to a working capital deficit of approximately $2,860,000 as of December 31, 2016. This change in working capital quarter-over-quarter is primarily related to the $2,685,000 we raised in a private placement of our common stock and attached warrants during the three months ended March 31, 2017.

During the three months ended March 31, 2017, we extinguished convertible promissory notes in the principal amount of $510,000 through the issuance of shares of its common stock and made payments of $270,000 to extinguish the remainder of our convertible promissory notes.

Management has determined our March 31, 2017 cash balance of approximately $1,969,000 will not be sufficient to fund our operations over the next twelve months. Based on management’s estimate for our operational cash requirements and without modifications to our existing payment obligations, which include, among other things, the upcoming payments for promissory notes in the principal amount of $537,500, which were issued in February 2017 and mature in November 2017, we will require additional capital to be raised in the second half of 2017.

If we are unable to generate sufficient cash flow from operations, make adjustments to our payment arrangements or raise sufficient additional capital through future debt and equity financings or strategic and collaborative ventures with potential partners, we will likely have to reduce the size and scope of our operations. There can be no assurance that we will be able to continue to raise capital on terms and conditions that are deemed acceptable to us, or at all.

Other Developments

On May 10, 2017, our Board of Directors approved a three-year consulting agreement between the Company and Stephen Keen, a principal shareholder of the Company and a former officer and director. Under the consulting agreement, Mr. Keen will provide us certain consulting services including research and development, new product design and innovations, existing product enhancements and improvements, and other technology advancements with respect to our business and products in exchange for an annual consulting fee of $30,000. The consulting agreement also includes certain activity restrictions which prohibit Mr. Keen from competing against us. In connection with the execution of this consulting agreement, Mr. Keen resigned as a director on May 10, 2017. Mr. Keen’s employment with the Company ceased as of April 28, 2017.

On May 10, 2017, our Board also approved a three-year equipment, demonstration and product testing agreement between the Company and Sterling Pharms, LLC (“Sterling”), an entity controlled by Mr. Keen, which operates a Colorado-regulated cannabis cultivation facility. Under this agreement, we have agreed to provide to Sterling certain lighting, environmental control, and air sanitation equipment for use at the Sterling facility in exchange for a quarterly fee of $16,500. Also, under this agreement, Sterling has agreed to allow us and our existing and prospective customers to have access to the Sterling facility for demonstration tours in a working environment, which we believe will assist us in the sale of our products. Sterling has also agreed to monitor, test and evaluate our products installed at the Sterling facility and to collect data and provide feedback to us on the energy and operational efficiency and efficacy of the installed products, which we intend to use to improve, enhance and develop new or additional product features, innovations and technologies. In consideration for access to the Sterling facility to conduct demonstration tours and for the product testing and data to be provided by Sterling, we will pay Sterling a quarterly fee of $12,000.

About Surna, Inc.

Surna Inc. ( www.surna.com ) develops innovative technologies and products that monitor, control and or address the energy and resource intensive nature of indoor cannabis cultivation. Currently, the Company’s revenue stream is based on its main product offerings – supplying industrial technology and products to commercial indoor cannabis grow facilities.

Headquartered in Boulder, Colorado, Surna’s diverse engineering team is tasked with creating novel energy and resource efficient solutions, including the company’s signature water-cooled climate control platform. The company’s engineers continuously seek to create technology that solves the highly specific demands of the cannabis industry for temperature, humidity, light and process control.

Surna’s goal is to provide intelligent solutions to improve the quality, the control and the overall yield and efficiency of controlled environment agriculture. Though its customers do, the Company neither produces nor sells cannabis.

Forward Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect Surna’s current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release, including the factors set forth in “Risk Factors” set forth in Surna’s Form 10-K and Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and subsequent filings with the SEC. Please refer to Surna’s SEC filings for a more detailed discussion of the risks and uncertainties associated with its business, including but not limited to the risks and uncertainties associated with Surna’s ability to monetize service components, Surna’s support of premium prices for existing products, commercialization of research and development efforts and continued expansion of legal cannabis markets. Other risks and uncertainties include, among others, risks related to new products, services, and technologies, government regulation and taxation, and fraud. In addition, the current global economic climate amplifies many of these risks. Except as required by the federal securities laws, Surna undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The reference to Surna’s website has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

Statement about Cannabis Markets

The use, possession, cultivation, and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high-risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

Surna Marketing

Jamie English
Marketing Manager
jamie.english@surna.com
303-993-5271

Surna Inc.

Condensed Consolidated Balance Sheets

	March 31, 2017	December 31, 2016
	Unaudited
ASSETS
Current Assets
Cash	$1,969,145	$319,546
Accounts receivable (net of allowance for doubtful accounts of $91,000 and $91,000 respectively)	63,183	47,166
Notes receivable	80,000	157,218
Inventory	774,044	747,905
Prepaid expenses	125,191	84,976
Total Current Assets	3,011,563	1,356,811

Noncurrent Assets
Property and equipment, net	83,002	93,565
Intangible assets, net	670,732	667,445
Total Noncurrent Assets	753,734	761,010

TOTAL ASSETS	$3,765,297	$2,117,821

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued liabilities	$1,076,205	$1,337,853
Deferred revenue	924,861	1,421,344
Notes Payable, net	475,559	—
Amounts due shareholders	69,383	57,398
Convertible promissory notes, net	—	761,440
Convertible accrued interest	—	161,031
Derivative liability on warrants	422,814	477,814
Total Current Liabilities	2,968,822	4,216,880

Noncurrent Liabilities
Amounts due shareholders-long term	—	11,985
Total Noncurrent Liabilities	—	11,985

TOTAL LIABILITIES	2,968,822	4,228,865

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.00001 par value; 150,000,000 shares authorized; 77,220,000 shares issued and outstanding	772	772
Common stock, $0.00001 par value; 350,000,000 shares authorized; 183,294,028 and 160,744,916 shares issued and outstanding, respectively	1,832	1,607
Paid in capital	16,130,912	12,222,789
Accumulated deficit	(15,337,041)	(14,336,212)
Total Shareholders’ Equity (Deficit)	796,475	(2,111,044)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,765,297	$2,117,821

Surna Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Three Months Ended
	March 31,
	2017	2016
Revenue	$1,593,092	$2,498,604
Cost of revenue	1,164,756	1,409,944
Gross margin	428,336	1,088,660

Operating expenses:
Advertising and marketing expenses	106,205	48,065
Product development costs	93,789	106,279
Selling, general and administrative expenses	817,960	569,337
Total operating expenses	1,017,954	723,681

Operating income (loss)	(589,618)	364,979

Other income (expense):
Interest and other income, net	2,951	6,164
Interest expense	(27,114)	(272,972)
Amortization of debt discount on convertible promissory notes	(27,048)	(422,668)
Loss on extinguishment of debt	(415,000)	—
(Loss) gain on change in derivative liabilities	55,000	(421,717)
Total other expense	(411,211)	(1,111,193)

Loss from continuing operations before provision for income taxes	(1,000,829)	(746,214)

Provision for Income taxes	—	—

Net loss	(1,000,829)	(746,214)

Other comprehensive income (expense)	—	—
Comprehensive loss	$(1,000,829)	$(746,214)

Loss per common share – basic and dilutive	$(0.01)	$(0.01)

Weighted average number of shares outstanding, both basic and dilutive	168,224,209	130,268,814